May 9, 2005

via facsimile and U.S. mail

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C 20549-0405

Re: ML Macadamia Orchards, L.P.

Form 10-K, Filed March 24, 2005

File No. 001-09145

Dear Mr. Schwall:

We have received your comment letter dated April 22, 2005 and have researched each of the issues raised therein. Our research included a thorough review of the original documents and supporting memoranda, discussions with certain management in place at the time of the transactions, and a review of relevant accounting literature.

Following are your original comments, followed by our responses to your comments.

The United States Securities and Exchange Commission comment 1.

Business of the Partnership, page 2

Stabilization Payments, page 5

1.               You state you received approximately $1.6 million of “stabilization payments,” from 1987 through 1993, in connection with an orchard you acquired in 1986, and that you recorded the receipts as a reduction in the cost basis of the orchard.  As a result, you have effectively been recognizing such payments in subsequent periods’ income by a reduced periodic depreciation expense.

However, under the terms of your agreement that you disclose, you state that when certain levels of excess annual cash flow from this orchard are generated, you are obligated to effectively repay to the seller the stabilization payments you previously received.  Accordingly, it appears that the stabilization payments should be considered deposits, which are contingently repayable to the seller in the event that annual cash flow from the orchard exceeds certain target cash flows.  Any payments made in excess of the return of stabilization payments should be expensed as additional incentive rent, when incurred.

Response to Comment 1. Accounting for Stabilization Payments, page 5

Background of Transaction - In December of 1986, the Partnership purchased a 266-acre immature macadamia orchard at a price that would be paid for a mature orchard, and simultaneously signed a long-term lease for the underlying land. As the orchard had not yet reached maturity, the Partnership negotiated contingent repayments, “stabilization payments”, relative to the expected maturation period of 7 years.  The stabilization payments were considered contingent consideration for the acquisition of the orchard, and were intended to adjust the purchase price of the orchard to is true fair value as an immature orchard.  Due to the high target levels of cash flows of the orchard relative to the orchard’s historical performance, it was considered virtually assured that stabilization payments would be received by the Partnership.

The land lease agreement required a minimum annual amount, (1) additional amounts that adjusted annually to the USDA price for macadamia nuts, and a percentage rent if the cash flow from the orchard exceeded target levels. The percentage rent was agreed to be 100% of the excess cash flow from the orchards, as defined in the lease agreement, until the cumulative additional rent equaled 150% of the stabilization payments and 50% of the excess cash flow thereafter.  Management was of the opinion that the cash flow performance level required to trigger the percentage rent was unlikely to occur.

In 1986 the Partnership’s management consulted with its independent accountants, Peat Marwick Mitchell, including their local and national real estate leader and their SEC services group, to determine if the accounting treatment and financial presentation was appropriate.  The conclusion reached was that the orchard acquisition should be treated as a purchase with the stabilization payments being a basis adjustment.  Additionally, the land lease should be treated as an operating lease.

Current evaluation - In response to the SEC’s letter of April 22, 2005, the Partnership’s management has reevaluated the accounting literature that was in effect in 1986.  The relevant literature identified, primarily from real estate accounting and lease accounting literature, is as follows:

FAS 66 paragraph 38, states that from a seller’s perspective, this was a sale of trees and a lease of land, as opposed to a lease of trees and land, since the land lease was in excess of 20 years and extended for the productive life of the orchard.  We believe that symmetrical accounting treatment would apply from the buyer/lessee’s perspective.

Under EITF 85-27, “Recognition of Receipts from Made-Up Rental Shortfalls”, part of the $4 million up front payment to the seller (the part associated with the stabilization payments, which were contingently repayable to the buyer with a very high degree of certainty) would be viewed as an escrowed portion of the purchase price contingent on the orchard’s ability to generate a targeted cash flow.  As such, the receipt of the stabilization payment would be recorded as a basis adjustment to the orchard.

Under FAS 29, contingent rent is defined as increases or decreases in lease payments that result from changes occurring subsequent to the inception of the lease in factors on which lease payments are based.  At the point in time that the lease and purchase agreements were signed management did not believe that it was probable that percentage rents would be paid, therefore these payments clearly met the definition of contingent rent which shall be includable in the determination of income as accruable.  Paragraph 11 states that “Lease payments that depend on a factor directly related to future use of the leased property, such as machine hours of use or sales volume during the lease term, are contingent rentals and, accordingly, are excluded from minimum lease payments in their entirety.”

We also considered the provisions of FTB 88-1; “Issues Related to Accounting for Leases; Lease Incentives in an Operating Lease”.  Although this pronouncement was not effective at the transaction date, we believe it provides a useful perspective.  If the transaction in question occurred today, we believe that FTB 88-1 would likely apply and the stabilization payments would likely be considered a lease incentive, which would be amortized as negative rent expense over the lease term, which is similar to our treatment (amortized as negative depreciation over the lease term).  Note that such amounts would be classified in cost of goods sold in either scenario, so the income statement is not impacted by the classification as rent or depreciation.

In summary, the Partnership has accounted for this transaction based on the true substance of the transaction, which was engineered without a particular accounting result in mind.  We believe the tenets of the various accounting literature described above support the Partnership’s accounting for its stabilization payments as a basis adjustment, not as deposits.  Due to the high target levels of cash flow of the orchard relative to the orchard’s historical performance, it was considered virtually assured that stabilization payments would be received by the Partnership, and there was only a remote possibility that any percentage rent would ever be paid.  The percentage rent amount in the lease agreement, although mathematically calculated in part based on the stabilization payment, does not change the character of the stabilization payments as a basis adjustment under EITF 85-27 nor change the character of the percentage rent as contingent rent under FAS 29.  Further, the fact that the percentage rent provision of the lease agreement in part references the stabilization payments confirms the appropriateness of applying FTB 88-1 to this transaction.  However, prior to the effective date of that guidance, we understand there was some debate among the standards setters about whether such transactions should be linked for accounting purposes.  Consequently, since no such linkage was specifically required, the Partnership applied the available literature at the time.  That is, the percentage rent provision meets the explicit definition of contingent rent in FAS 29 and was accounted for as such.  Additionally, we believe the fact pattern addressed in EITF 85-27 is analogous to our fact pattern and so it would be appropriate to follow that guidance in accounting for the stabilization payments.

The United States Securities and Exchange Commission comment 2.

Financial Statements, page 22

Income Statements, page 25

2.               The presentation of your cost of goods and services sold on your income statements may require revision, as the classification of such costs is not consistent with the presentation and classification of their corresponding revenue sources.  For example, your revenues are displayed as being from your two primary sources of “macadamia nut sales” and “contract farming revenue,” but you do not disclose the corresponding costs for each category of revenue.  Due to the inconsistencies in presentation, it appears your consolidated statements of income require revision.  Please refer to Article 5-03(b)(1) and (2) of Regulation S-X if you require further guidance.

Response to Comment 2.  Income Statements, page 25 presentation of cost of goods and services sold

We acknowledge the staff’s comment.  We have revised the presentation in the attached draft of the Partnership’s Form 10-K/A, for the Fiscal Year Ended December 31, 2004, to separately present cost of sales related to macadamia nut sales and contract farming revenue.  This revision is made on page 25 of the attached draft of the Partnership’s Form 10-K/A.

The United States Securities and Exchange Commission comment 3.

Financial Statements, page 22

Income Statements, page 25

You disclose net cash flow per Class A Unit on the face of your income statements.  This appears to not comply with SFAS 95 and FRR 202.04.  Please amend your filing to eliminate this disclosure.

Response to Comment 3.  Income Statements, page 25 disclosure of net cash flow per Class A Unit

When Item 10 of Regulation S-K was first issued, we considered whether our presentation of cash flow per Class A unit was in conflict with FAS 95 and Item 10 of Regulation S-K.  We noted that FAS 95 paragraph 125 stated the following: “A majority of the respondents to the Exposure Draft who addressed the issue agreed that cash flow per share should not be reported.  A few, however, asked whether the Board intended to preclude reporting of per unit amounts of cash flow distributable under the terms of a partnership agreement or other agreement between an enterprise and its owners.

Reporting a contractually determined per unit amount is not the same as reporting a cash flow per share amount intended to provide information useful to all investors and creditors and thus is not precluded by this Statement.”  We believe that based on this section of FAS 95, that our presentation of cash flow per unit is in compliance with GAAP as our presentation is based on a cash flow measure as defined in our partnership agreement.  This cash flow measure is used for the calculation of management fees that are paid to the general partner and forms the basis for distributable cash per unit, which is of acute interest to the limited partners of the Partnership.

The Partnership has revised the presentation of “Net cash flow per Class A Unit” to “Net cash flow per Class A Unit (as defined in the Partnership Agreement)”.  This revision is made on page 25 of the attached draft of the Partnership’s Form 10-K/A, for the Fiscal Year Ended December 31, 2004.  We have also expanded our disclosure in Note 5 to clarify the relevance of this information to the users of the financial statements (page 33).

The United States Securities and Exchange Commission comment 4.

Notes to Financial Statement, page 28

(5) Cash Flow Performance, page 33

You disclose what appears to be a non-GAAP measure, “net cash flow,” which you state is based on definitions used in the partnership agreement.  However, you do not appear to have complied with the disclosure and reporting requirements of Item 10(e) of Regulation S-K.  Please amend your filing to fully comply with Item 10(e) of Regulation S-K.

Response to Comment 4.  Notes to Financial Statements, (5) Cash Flow Performance, page 33

As stated in our reply to Comment 3. above, we believe the presentation of per unit cash flow is in compliance with GAAP (FAS 95) and therefore the non-GAAP disclosures required by Item 10(e) of Regulation S-K do not apply in our case.

The Partnership has revised the presentation of “Net cash flow” to “Net cash flow (as defined in the Partnership Agreement)”.  This revision is made in section (5) Cash Flow Performance on page 33 of the Partnership’s Form 10-K/A Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the Fiscal Year Ended December 31, 2004.

The United States Securities and Exchange Commission comment 5.

Controls and Procedures, page 39

You state your evaluation of your disclosure controls and procedures was conducted within 90 days of the filing date of your report.  However, your evaluation must be completed as of the end of the period covered by your annual report.  Please amend your filing so that your controls and procedures disclosures and representations fully comply with the requirements and specific language of Item 307 of Regulation S-K and SEC Release No. 33-8238, issued on June 5, 2003.  Please also eliminate the duplicate disclosure of this section, which you have included under Item 7B, on page 21.

Similarly, your officers’ certifications, included as exhibits to your report, must appropriately correspond to your controls and procedures disclosure.  Accordingly, please also modify your certifications when amending your filing, so that the certifications you make are consistent with your controls and procedures disclosures, and in compliance with Item 601 of Regulation S-K.  Please note also that in Item 4(c) of Exhibit 31.1, your reference to quarterly report should read annual report, as in Exhibit 31.2.

Additionally, your Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished in Exhibit 32 refer to the year ended December 31, 2002, rather that 2004.

Response to Comment 5.  Controls and Procedures, page 39

Paragraph 1

The evaluation of the disclosure controls and procedures has been revised as follows,

“(a) As of the end of the period covered by this Annual Report on Form 10-K, as amended on Form 10-K/A, we carried out the evaluation required by paragraph (b) of Rules 13a-15 or 15d-15 of the Securities Exchange Act of 1934, as amended.  The Partnership’s management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Rule 13a-15(e)) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this annual report on Form 10-K, as amended on Form 10-K/A.  Based on that evaluation, our principal executive officer and principal financial officer concluded that the Partnership’s disclosure controls and procedures are effective and designed to ensure that the information required to be disclosed in our reports filed or submitted under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the requisite time periods specified in the rules and forms of the Securities and Exchange Commission.”

This amendment is made in Item 9A.on page 39 of the attached draft of the Partnership’s Form 10-K/A, for the Fiscal Year Ended December 31, 2004.

Paragraph 2

The officers’ certifications included as exhibits 31.1 and 31.1 have been revised thus, providing consistency with the controls and procedures disclosure and are in compliance with Item 601 of Regulation S-K.

These amendments are made in exhibits 31.1 and 31.2 on pages 67 and 68 of the attached draft of the Partnership’s Form 10-K/A, for the Fiscal Year Ended December 31, 2004.

Paragraph 3

The Certifications Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, which were exhibits 32.1 and 32.2, are amended as requested, and are shown as exhibits 32.1 and 32.2 on pages 69 and 70 of the Partnership’s Form 10-K/A, for the Fiscal Year Ended December 31, 2004.

As requested, we hereby acknowledge that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After your staff has had an opportunity to review this response, we would appreciate your acknowledgement or further discussion before filing our Form 10-K/A. You may contact us via telephone at 808-969-8164 or via e-mail at wroumagoux@dbuyers.com.

Sincerely,

/s/	Wayne W. Roumagoux

Wayne W. Roumagoux
Chief Financial Officer

/s/	Dennis J. Simonis

Dennis J. Simonis
Chief Executive Officer

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